SYMBIHOM LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales of Product Income	393,178.80
Services	60,000.00
Total Income	**$453,178.80**
Cost of Goods Sold	
Building Permits	4,373.21
Equipment	3,072.00
Labor	91,196.23
Subcontract	
Electrician	491.02
Plumbing	1,332.50
Total Subcontract	**1,823.52**
Supplies & materials	128,816.37
Total Cost of Goods Sold	**$229,281.33**
GROSS PROFIT	**$223,897.47**
Expenses	
Advertising & marketing	86,050.70
Auto	9,505.68
Parking & tolls	1,152.42
Repairs & maintenance	369.86
Vehicle gas & fuel	2,062.23
Total Auto	**13,090.19**
Contributions to Political campaigns & charity	200.00
Entertainment	88.87
General business expenses	900.00
Bank fees & service charges	1,206.80
Continuing education	59.00
Jobsite Gear	213.44
Memberships & subscriptions	11,301.86
Total General business expenses	**13,681.10**
Insurance	28,138.97
Interest paid	
Credit card interest	18,217.14
Total Interest paid	**18,217.14**
Meals	2,677.14
Travel meals	274.62
Total Meals	**2,951.76**
Medical Expenses	10,870.93

SYMBIHOM LLC

Profit and Loss
January - December 2023

	TOTAL
Office expenses	
Merchant account fees	550.00
Office supplies	227.11
Total Office expenses	**777.11**
Professional Services	4,506.56
Accounting & Bookkeeping	15,367.01
Legal Fees	41,979.91
Structrual engineering	7,000.00
Total Professional Services	**68,853.48**
Rent	51,318.12
Building & land rent	2,572.11
Equipment rental	2,811.79
Total Rent	**56,702.02**
Travel	408.26
Airfare	602.03
Total Travel	**1,010.29**
Uncategorized Expense	
Ask Client	-1,001.63
Total Uncategorized Expense	**-1,001.63**
Utilities	3,471.74
Warehouse	2,525.56
Total Expenses	**$305,628.23**
NET OPERATING INCOME	$ -81,730.76
Other Income	
Sale of an asset	8,873.97
Total Other Income	**$8,873.97**
NET OTHER INCOME	**$8,873.97**
NET INCOME	$ -72,856.79